                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549

                            ---------------------

                             Amendment No. 1 to
                               SCHEDULE 14D-1

             Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

                            ---------------------

                          VARITRONIC SYSTEMS, INC.
                          (Name of Subject Company)

                            ---------------------

                             VSI ACQUISITION CO.
                               BRADY USA, INC.
                               W.H. BRADY CO.
                                  (Bidders)

                            ---------------------

                   Common Stock, par value $.01 per share
                       (Titles of Class of Securities)

                                 92247-10-1
                    (CUSIP Number of Class of Securities)

                            ---------------------

                              Donald P. DeLuca
                               W. H. Brady Co.
                          6555 West Good Hope Road
                         Milwaukee, Wisconsin  53223
                               (414) 358-6600

         (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Bidders)

                            ---------------------

                                  Copy to:

                          Conrad G. Goodkind, Esq.
                               QUARLES & BRADY
                          411 East Wisconsin Avenue
                         Milwaukee, Wisconsin  53202
                               (414) 277-5000

                            ---------------------

  This Amendment No. 1 to Schedule 14D-1 relates to a tender offer by VSI Acquisition Co., a Minnesota corporation and a wholly-owned subsidiary of Brady USA, Inc., a Wisconsin corporation, which is a wholly-owned subsidiary of W.H. Brady Co., a Wisconsin corporation, for all outstanding shares of Common Stock, par value $.01 per share of Varitronic Systems, Inc., a Minnesota corporation, at a purchase price of $17.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase and in the related letter of transmittal.

  By this Amendment, W.H. Brady Co. files a shareholder tender agreement between Scott F. Drill, a Varitronic Systems, Inc. shareholder, and W.H. Brady Co., whereby Mr. Drill agrees to tender of his shares in Varitronic Systems, Inc. by March 15, 1996 in the tender offer.

  In addition, W.H. Brady Co. states that it previously acquired over a year ago 5 shares of Varitronic Systems, Inc. common stock (exclusive of the Option described in the Offer to Purchase).

    CUSIP NO. 104674-10-6  SCHEDULE 14D-1

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                VSI Acquisition Co.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a) [x]

                                                              (b) [ ]


    3      SEC USE ONLY



    4      SOURCES OF FUNDS*

                WC (from Parent)


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(E) OR 2(F)                                     [ ]




    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Minnesota

    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                -0-


    8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES*                                                [ ]




    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                0%

   10      TYPE OF REPORTING PERSON*

                CO



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP NO. 104674-10-6  SCHEDULE 14D-1

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Brady USA, Inc.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a) [x]

                                                              (b) [ ]


    3      SEC USE ONLY



    4      SOURCES OF FUNDS*

                WC (from Parent)


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(E) OR 2(F)                                     [ ]




    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Wisconsin

    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                -0-


    8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES*                                                [ ]




    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                0%

   10      TYPE OF REPORTING PERSON*

                CO



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP NO. 104674-10-6  SCHEDULE 14D-1

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                W.H. Brady Co.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a) [x]

                                                              (b) [ ]


    3      SEC USE ONLY



    4      SOURCES OF FUNDS*

                WC


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(e) OR 2(f)                                     [ ]




    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Wisconsin

    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                -5- (Exclusive of the Option described in the Offer to Purchase)


    8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES*                                                [ ]




    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                0% (exclusive of the option described in the offer to purchase)

   10      TYPE OF REPORTING PERSON*

                CO



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND SUBJECT COMPANY

  (a) The name of the subject company is Varitronic Systems, Inc., a Minnesota corporation (the "Company"). The address of the principal executive offices of the Company is set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase, dated February 29, 1996 (the "Offer to Purchase"), a copy of which is filed as Exhibit (a)(1) hereto and is incorporated by reference.

  (b) This Statement relates to a tender offer by VSI Acquisition Co., a Minnesota corporation (the "Offeror") and a wholly-owned subsidiary of Brady USA, Inc., a Wisconsin corporation ("BUSA") which is a wholly-owned subsidiary of W. H. Brady Co., a Wisconsin corporation ("Brady"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company, at a purchase price of $17.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, a copy of which is filed as Exhibit (a)(2) hereto and is incorporated herein by reference. The Offer to Purchase and Letter of Transmittal together constitute the "Offer." The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

  (a)-(f) The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Parent, BUSA and the Offeror") of the Offer to Purchase is incorporated herein by reference. During the past five years, neither the Offeror, BUSA, Brady, nor any of the persons enumerated in General Instructions to Schedule 14D-1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

  (g) The information set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

  (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Parent, BUSA and the Offeror"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a)-(c) The information set forth in the Introduction and Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

  (a)-(e) The information set forth in the Introduction and Section 12 ("Purpose of the Offer and Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in Section 7 ("Effect of the Offer on Market for Shares, Nasdaq Listing and Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a)-(b) The information contained in Items 7 and 9 of the cover pages hereto is incorporated herein by reference. The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Parent, BUSA and the Offeror") of the Offer to Purchase is incorporated herein by reference.

  In addition, Brady states that it owns 5 shares of Company common stock, acquired more than 3 months ago.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

  The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Parent and the Offeror") and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

  The information set forth in Section 9 ("Certain Information Concerning the Parent, BUSA and the Offeror") of the Offer to Purchase is incorporated herein by reference.

  The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a holder of Common Stock of the Company whether to sell, tender or hold securities being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION

  (a)  Not applicable.

  (b)-(c) The information set forth in Section 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on Market for Shares, Nasdaq Listing and Registration Under the Exchange Act"), Section 10 ("Source and Amount of Funds") and Section 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (e)  Not applicable.

  (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), and are incorporated herein by reference in their entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

(a)(1) - Offer to Purchase, dated February 29, 1996.

(a)(2) - Letter of Transmittal, dated February 29, 1996.

(a)(3) - Notice of Guaranteed Delivery.

(a)(4) - Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) - Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) - Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) - Text of Press Release, dated February 27, 1996.

(a)(8) - Summary Advertisement, dated February 29, 1996.

(a)(9) - Text of Press Release, dated March 14, 1996

(b)    - Not Applicable.

(c)(1) - Agreement and Plan of Merger, dated as of February 27, 1996, among the Company, VSI Acquisition Co., BUSA, and Brady.

(c)(2) - Engagement Letter, dated February 27, 1996, by and among Robert W. Baird & Co. Incorporated and Brady.

(c)(3) - Scott F. Drill Shareholder Tender Agreement.

(d)    - Not Applicable.

(e)    - Not Applicable.

(f)    - Not Applicable.

(g)    - Not Applicable.

                                   SIGNATURES

  After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 1996

                                          VSI ACQUISITION CO.


                                          BY:  /s/ Thomas E. Scherer
                                               -------------------------------
                                                   Thomas E. Scherer

                                          BRADY USA, INC.


                                          BY:  /s/ Thomas E. Scherer
                                               -------------------------------
                                                   Thomas E. Scherer

                                          W. H. BRADY & CO.


                                          BY:  /s/ Thomas E. Scherer
                                               -------------------------------
                                                   Thomas E. Scherer

                                 EXHIBIT INDEX

EXHIBIT                                                                                         PAGE
  NO.                                                                                            No.
-------                                                                                         ----
(a)(1) - Offer to Purchase, dated February 29, 1996.                                              *

(a)(2) - Letter of Transmittal, dated February 29, 1996.                                          *

(a)(3) - Notice of Guaranteed Delivery.                                                           *

(a)(4) - Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.        *

(a)(5) - Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and           *
         Other Nominees.

(a)(6) - Guidelines for Certification of Taxpayer Identification Number on Substitute             *
         Form W-9.

(a)(7) - Text of Press Release, dated February 27, 1996.                                          *

(a)(8) - Summary Advertisement, dated February 29, 1996.                                          *

(a)(9) - Text of Press Release, dated March 14, 1996.

(b)    - Not Applicable.                                                                          *

(c)(1) - Agreement and Plan of Merger, dated as of February 26, 1996, among the Company,          *
         VSI Acquisition Co., BUSA, and Brady.

(c)(2) - Engagement Letter, dated February 27, 1996 by and among Robert W. Baird & Co.            *
         Incorporated and Brady.

(c)(3) - Scott F. Drill Shareholder Tender Agreement.

(d)    - Not Applicable.

(e)    - Not Applicable.

(f)    - Not Applicable.

(g)    - Not Applicable.



* Previously filed





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